Brown Capital Management Mutual Funds (“Trust”)

September 30, 2012 Form N-SAR

Exhibit 77E Disclosure: Legal Proceedings

The Trust is currently not a party to any litigation. However, the Trust has received a demand letter from the Trust’s previous administrator (“Old Administrator”) alleging that the Trust improperly terminated a service agreement that existed between the parties. The Old Administrator clams it is owed damages in the form of lost profits of not less than $1.24 million. The Old Administrator has not filed a lawsuit relating to this matter. The Trust has responded to this demand letter. Should a lawsuit be filed, the Trust’s Board of Trustees believes that the Trust will have one or more meritorious defenses and expects the Trust to defend its position vigorously.